Exhibit 19
Report from The President

Dear WTD Shareholders:

         I am pleased to report that our first quarter of the new fiscal year produced net income of $1,944,000 or $.12 per share, compared with net income of $2,094,000 or $.14 per share for the same period in 1996. First quarter net sales were $68.9 million, compared to $67.0 million for the comparable period last year.

         Despite a decline in lumber prices compared to a year ago and last quarter, we continue to book a solid profit. Lumber usage and demand continue to be strong, but lumber prices have declined because of oversupply in the U.S. market, caused in part by weakness in the export lumber market, particularly exports to Japan. Consequently, some export producers are now manufacturing for the domestic lumber market. We have responded to the lumber price adjustments by altering product mix and reducing log costs where possible.

         We are also beginning to see some benefit from an improved chip market. Commencing July 1, WTD obtained modest chip price increases at most facilities, and we intend to seek further chip price increases next quarter.

         We continue to progress with our capital improvement projects. Construction of the modernization improvements at our Burke, Vermont facility and expansion of drying capacity to benefit our Sedro-Woolley, Pacific Softwoods, and Philomath Forest Products mills will be completed in the current quarter. Our fingerjoint facility at Midway Engineered Wood Products, Inc. is substantially complete and initial operations have commenced.

         During its first quarter WTD reduced its senior secured debt by $1.45 million. Its profit during the first quarter will require the Company to make an additional debt payment of approximately $0.5 million in September.

         We have finalized an agreement with Greenweld Technologies Ltd. whereby WTD's subsidiary, Greenweld North America Co., has been granted exclusive authority to license the GREENWELD(TM) manufacturing process to other manufacturers in North America. GREENWELD(TM) is a patented process for gluing green or unseasoned lumber. Negotiations are ongoing with potential North American licensees of the GREENWELD(TM) technology. WTD uses the GREENWELD(TM) technology in its fingerjointing facility and has obtained certification by the Western Wood Products Association for certain vertical use products manufactured by WTD with the GREENWELD(TM) process. Certification is now being sought for horizontal use applications.

     We are holding our Annual Meeting of Shareholders at 10:00 a.m. local time on Tuesday, October 7, 1997 at the Tigard Courtyard Marriott, 15686 S.W. Sequoia Parkway, Tigard, Oregon. We look forward to discussing with our shareholders the past fiscal year and our current operations.




                                                       Bruce L. Engel
                                                       President

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